UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

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FIRST INTERSTATE BANCSYSTEM, INC.

(Name of Issuer)

Class A Common Stock and Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

(CUSIP Number)

James R. Scott

c/o First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event Which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 400,756 (of which 400,671 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
	8.	Shared Voting Power 85,836 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 400,756 (of which 400,671 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 85,836 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,592 (of which 486,507 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% Class A Common Stock; 2.4% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons NBar5, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,416,108 (of which 3,416,108 are shares of Class B Common Stock and 0 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,416,108 (of which 3,416,108 are shares of Class B Common Stock and 0 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,416,108 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6% Class A Common Stock; 16.7% Class B Common Stock
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,024,062 (of which 3,959,500 are shares of Class B Common Stock and 64,562 are shares of Class A Common Stock)
	8.	Shared Voting Power 381,575 (of which 364,977 are shares of Class B Common Stock and 16,598 are shares of Class A Common Stock)
	9.	Sole Dispositive Power 4,024,062 (of which 3,959,500 are shares of Class B Common Stock and 64,562 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 381,575 (of which 364,977 are shares of Class B Common Stock and 16,598 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,405,637 (of which 4,324,477 are shares of Class B Common Stock and 81,160 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% Class A Common Stock; 21.1% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,247,527 (of which 1,240,713 are shares of Class B Common Stock and 6,814 are shares of Class A Common Stock)
	8.	Shared Voting Power 171,672 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 1,247,527 (of which 1,240,713 are shares of Class B Common Stock and 6,814 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 171,672 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,199 (of which 1,412,385 are shares of Class B Common Stock and 6,814 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% Class A Common Stock; 6.9% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Julie Scott Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization North Carolina, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,716,818 (of which 2,168,562 are shares of Class B Common Stock and 548,256 are shares of Class A Common Stock)
	8.	Shared Voting Power 222,528 (of which all are shares of Class B Common Stock)
	9.	Sole Dispositive Power 2,716,818 (of which 2,168,562 are shares of Class B Common Stock and 548,256 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 222,528 (of which all are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,939,346 (of which 2,391,090 are shares of Class B Common Stock and 548,256 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% Class A Common Stock; 11.7% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,008,925 (of which 1,961,232 are shares of Class B Common Stock and 47,693 are shares of Class A Common Stock)
	8.	Shared Voting Power 5,960 (all of which are shares of Class A Common Stock)
	9.	Sole Dispositive Power 26,193 (all of which are shares of Class A Common Stock)
	10.	Shared Dispositive Power 1,988,692 (of which 1,961,232 are shares of Class B Common Stock and 27,460 of which are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,885 (of which 1,961,232 are shares of Class B Common Stock and 53,653 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% Class A Common Stock; 9.6% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 646,756 (all of which are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 646,756 (all of which are shares of Class B Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 646,756 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% Class A Common Stock; 3.2% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons James R. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oregon, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 156,720 (of which 149,137 are shares of Class B Common Stock and 7,583 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 156,720 (of which 149,137 are shares of Class B Common Stock and 7,583 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,720 (of which 149,137 are shares of Class B Common Stock and 7,583 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% Class A Common Stock; 0.7% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Jonathan R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 545,156 (of which 540,996 are shares of Class B Common Stock and 4,160 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 545,156 (of which 540,996 are shares of Class B Common Stock and 4,160 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,156 (of which 540,996 are shares of Class B Common Stock and 4,160 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% Class A Common Stock; 2.6% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Jeremy Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,473,050 (all of which are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,473,050 (all of which are shares of Class B Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,473,050 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.69% Class A Common Stock; 16.9% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER

This filing relates to shares of the Class A common stock, no par value per share ("Class A Stock"), and the Class B common stock, no par value per share (the “Class B Stock” and, together with the Class A Stock, the "Common Stock"), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. The Class A Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock, which is not listed on any market or exchange, is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.

The Issuer had 41,716,996 shares of Class A Stock and 20,515,516 shares of Class B Stock outstanding as of September 15, 2021 All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date. All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This schedule is being filed by each of Risa K. Scott, NBar5, Limited Partnership ("NBar5"), James R. Scott, John M. Heyneman, Jr., Julie Scott Rose, Homer A. Scott, Jr., Susan S. Heyneman, James R. Scott, Jr., Jonathan R. Scott, and Jeremy Scott (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Ms. Risa K. Scott is the sister of the late Mr. Randall I. Scott, who served as a director of the Issuer from 1993 to 2002 and from 2003 to 2011 and from 2012 to 2019. The business address for Ms. Scott is P.O. Box 7113, Billings, Montana 59103.

Mr. James R. Scott has been a director of the Issuer since 1971, and he served as the Vice Chairman of the Issuer’s board of directors from 1990 through 2012, the Executive Vice Chairman of the Issuer’s board of directors from 2013 through 2015, and the Chairman of the board of directors from January 2016 until May 2020. Mr. Scott is also Managing Partner of J.S. Investments Limited Partnership ("J.S. Investments") and a board member of Foundation for Community Vitality. The business address for Mr. Scott is P.O. Box 7113, Billings, Montana 59103.

Mr. John M. Heyneman, Jr. was a director of the Issuer from 2010 through 2015 and re-elected in May 2018. Mr. Heyneman is currently the Executive Director for the Plank Stewardship Initiative, a non-profit organization providing technical solutions to ranchers in the Northern Great Plains. Mr. Heyneman was previously Project Manager of Partnership for Wyoming’s Future from 2009 through 2012. Mr. Heyneman is Chairman of the Padlock Ranch Corporation, and Managing General Partner of Towanda Investments Limited Partnership (“Towanda”), a Delaware limited partnership engaged in the business of managing investments. The business address for Mr. Heyneman is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.

Ms. Julie Scott Rose is a retired director of the Issuer. Ms. Rose’s business address is 31 Busbee Road, Asheville, NC 28803.

Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.

Ms. Susan S. Heyneman is a retired director of the Issuer. Ms. Heyneman’s business address is P.O. Box 7113, Billings, Montana, 59103.

Mr. James R. Scott, Jr. has been a director of the Issuer since May 2015. Mr. Scott served as a Commercial Loan Manager with the Issuer in Ashland, Oregon from 2017 to 2019. Prior to his appointment as Commercial Loan Manager, Mr. Scott was a Vice President in the Issuer’s Missoula Commercial Banking group. From 2010 to 2014, Mr. Scott was an analyst in commercial banking with Citywide Banks of Denver, Colorado. The business address for Mr. Scott is 315 High Street, Ashland, Oregon 97520.

Mr. Jonathan R. Scott has been a director of the Issuer since February 2020. Mr. Scott previously served as a director from 2006 to 2011 and 2013 to 2019. Mr. Scott served as President of the Issuer’s Jackson branch from 2011 to 2019. Prior to that appointment, Mr. Scott served in various management and other positions with the Issuer including serving as Community Development officer from 2008 to 2011, President of FIB CT, LLC, dba Crytech, a related non-bank subsidiary of the Issuer from 2004 to 2008, and an employee of the Issuer’s Financial Services and Marketing Divisions from 1998 to 2004. The business address for Mr. Scott is 4 Canyon View Drive, Sheridan, WY 82801.

Mr. Jeremy Scott is the Managing General Partner of NBar5, a Delaware limited partnership engaged in the business of managing investments. The business address for Mr. Scott is P.O. Box 592, Dayton, Wyoming 82836, and for NBar5 is P.O. Box 7113, Billings, Montana 59103.

(d) – (e) During the last five years, none of the foregoing Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER

This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made to reflect updated beneficial ownership information of each of the Reporting Persons relating to recent dispositions of shares of Common Stock by the Reporting Persons and grants of equity awards by the Issuer to the Reporting Persons who serve on the Board of Directors or as an employee of the Issuer, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following additional information:

On September 15, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Western Bancorp, Inc., a Delaware Corporation (“GWB”). The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that GWB will be merged with and into the Issuer, with the Issuer surviving (the “Merger”). In connection with the Merger Agreement, the Reporting Persons entered into certain agreements with or for the benefit of the Issuer and GWB, as described below.

Support Agreement

In connection with the Merger Agreement, on September 15, 2021 each of the Reporting Persons entered into a support agreement (the “Support Agreement”) with respect to the Shares beneficially owned by the Reporting Persons. Pursuant to the Support Agreement, each of the Reporting Persons has agreed, among other things, subject to the terms of the Support Agreement, to (i) vote the shares of Common Stock owned by the Reporting Person in favor of the approval and adoption of the Merger Agreement and the amendment of the Issuer’s Articles of Incorporation, and against any competing transaction and (ii) not transfer their shares of Common Stock, with certain limited exceptions. The Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events, including, among others, if the Board of Directors of the Issuer effects a recommendation change under the Merger Agreement. Each of the Issuer and GWB is an express third party beneficiary of the Support Agreement and has the right to directly enforce the obligations of the parties thereto.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

Stockholders’ Agreement

Concurrently with the execution and delivery of the Merger Agreement, on September 15, 2021 the Reporting Persons entered into a stockholders’ agreement with the Issuer (the “Stockholders’ Agreement”), which will become effective as of the closing of the Merger.

Under the Stockholders’ Agreement, for so long as the Scott Family Stockholders (as defined in the Stockholders’ Agreement) hold greater than or equal to 15% of the shares of Common Stock, the Reporting Persons will have the right to designate three directors to the Board of Directors of the Issuer. If the Scott Family Stockholders hold greater than or equal to 10% (but less than 15%) of the shares of Common Stock, the Reporting Persons will have the right to designate two directors to the Board of Directors of the Issuer. If the Scott Family Stockholders hold greater than or equal to 5% (but less than 10%) of the shares of the Common Stock, the Reporting Persons will have the right to designate one director to the Board of Directors of the Issuer. The Reporting Persons will not have the right to designate any directors once the Scott Family Stockholders hold less than 5% of the shares of the Common Stock. For so long as they are entitled to designate at least one director, the Reporting Persons will also be entitled to certain rights to designate observers on the Board of Directors of the Issuer and to designate directors on the Board of Directors of First Interstate BancSystem Foundation (“FIBK Foundation”). In addition, as promptly as practicable following the effective time of the Merger, the Issuer will make a contribution of $21,500,000 to the FIBK Foundation.

Under the Stockholders’ Agreement, if the Merger is consummated in accordance with the terms of the Merger Agreement, the Company will pay to the Reporting Persons all reasonable and documented out-of-pocket expenses incurred by the Reporting Persons in connection therewith, up to a maximum of $8.5 million.

The Stockholders’ Agreement also provides each of the Reporting Persons party thereto (i) up to two “demand” registrations in the case of a marketed underwritten offering and (ii) up to four underwritten block trades, in any 12-month period and customary “piggyback” registration rights. The Stockholders’ Agreement also provides that the Issuer will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 99.12 and incorporated herein by reference.

Letter Agreement

In connection with the Merger Agreement, the Issuer has also entered into an letter agreement with the Reporting Persons dated September 15, 2021 (the “Letter Agreement”). Under the Letter Agreement, the Issuer agrees that, in the event the Merger Agreement is terminated prior to the closing of the Merger in a circumstance in which the Issuer receives payment of the GWB Termination Fee (as defined in the Merger Agreement), the Issuer shall pay to the Reporting Persons all reasonable and documented out-of-pocket expenses incurred by the Reporting Persons in connection therewith, up to a maximum of $3.5 million.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.13 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The group composed of the Reporting Persons included in this filing beneficially owns an aggregate of 16,087,341 shares of Common Stock (of which 15,385,630 are shares of Class B Stock and 701,711 are shares of Class A Stock), representing approximately 28.17% of the Class A Stock and 75.0% of the Class B Stock. Such shares of Common Stock represent approximately 53.8% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

• Risa K. Scott beneficially owns 486,592 shares of Common Stock (of which 486,507 are shares of Class B Common Stock and 85 are shares of Class A Common Stock), representing 1.2% of the Class A Stock and 2.4% of the Class B Stock. Ms. Scott has sole voting and dispositive power over 400,671 shares of Class B Stock held by a trust for which Ms. Scott serves as trustee and is a beneficiary. Ms. Scott has shared voting and dispositive power over 85,836 shares of Class B Stock held by a family trust, of which Ms. Scott is the co-trustee and beneficiary.

•James R. Scott beneficially owns 4,405,637 shares of Common Stock (of which 4,324,477 are shares of Class B Stock and 81,160 are shares of Class A Stock), representing 9.6% of the Class A Stock and 21.1% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 4,024,062 shares of Common Stock (of which 3,959,500 are shares of Class B Stock and 64,562 are shares of Class A Stock), which includes 1,985,462 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust, 1,901,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the Managing General

Partner, 73,002 shares of Class B Stock held as conservator for a custodial account, 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., and 35,723 shares of Class A Stock held through a brokerage account for the benefit of a trust with respect to which Mr. Scott is trustee and a beneficiary. Mr. Scott has shared voting and dispositive power over 381,575 shares of Common Stock (of which 364,977 are shares of Class B Common Stock and 16,598 are shares of Class A Common Stock), which includes 35,240 shares of Class B Stock held as president of a family charitable foundation, 7,096 shares of Class B Stock held as co-trustee of a trust of a family member, and 339,239 shares of Common Stock (of which 322,641 are shares of Class B Stock and 16,598 are shares of Class A Stock) held as a board member of Foundation for Community Vitality, a non-profit organization.

• John M. Heyneman, Jr. beneficially owns 1,419,199 shares of Common Stock (of which 1,412,385 are shares of Class B Common Stock and 6,814 are shares of Class A Common Stock), representing 3.3% of the Class A Stock and 6.9% of the Class B Stock. This amount includes 1,085,792 shares of Class B Stock held by Towanda, over which Mr. Heyneman has sole voting and dispositive power as its Managing General Partner. Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest therein. Mr. Heyneman has sole voting and dispositive power over an additional 161,735 shares of Common Stock (of which 154,921 are shares of Class B Stock and 6,814 are shares of Class A Stock), which includes 139,921 shares of Class B Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust. Mr. Heyneman has shared voting and dispositive power over 171,672 shares of Class B Stock held by two separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

• Julie Scott Rose beneficially owns 2,939,346 shares of Common Stock (of which 2,391,090 are shares of Class B Common Stock and 548,256 are shares of Class A Common Stock), representing 6.7% of the Class A Stock and 11.74% of the Class B Stock. This amount includes 2,317,675 shares held in trust for the benefit of various family members who are the heirs of Mr. Thomas W. Scott. Ms. Rose disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

• Homer A. Scott, Jr. beneficially owns 2,014,885 shares of Common Stock (of which 1,961,232 are Class B Stock and 53,653 are shares of Class A Stock), representing 4.6% of the Class A Stock and 9.6% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over all of the shares of Class B Stock, which are held by Mr. Scott as co-trustee of the Homer A. Scott, Jr. Revocable Trust. Mr. Scott has sole voting and dispositive power over the 26,193 shares of Class A Stock owned through Mr. Scott’s individual retirement account. Mr. Scott has shared voting and dispositive power over 5,960 shares of Class A Stock held through a foundation.

• Susan S. Heyneman beneficially owns 646,756 shares of Common Stock (all of which are shares of Class B Stock), representing 1.5% of the Class A Stock and 3.2% of the Class B Stock. Ms. Heyneman has sole voting and dispositive power over all of these shares of Common Stock, which are held by Ms. Heyneman as co-trustee of the Susan Heyneman 2014 Revocable Trust.

• James R. Scott Jr. beneficially owns 156,720 shares of Common Stock (of which 149,137 are shares of Class B Stock and 7,583 are shares of Class A stock), representing 0.4% of the Class A Stock and 0.7% of the Class B Stock. Mr. Scott has sole voting and dispositive power over all of these shares of Common Stock. this includes 51,284 Class B shares held in trusts for various Family Members which includes 25,642 Class B shares in which he is a co-beneficiary.

• Jonathan R. Scott beneficially owns 545,156 shares of Common Stock (of which 540,996 are shares of Class B Stock and 4,160 are shares of Class A Stock), representing 1.3% of the Class A Stock and 2.6% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 556,010 shares of Common Stock (of which 540,996 are shares of Class B Stock and 4,160 are shares of Class A Stock), which includes 540,731 shares of Class B Stock and 4,160 shares of Class A Stock held as trustee of the Jonathan R. Scott Trust.

• Jeremy Scott beneficially owns 3,473,050 shares of Common Stock (all of which are shares of Class B Stock), representing 7.69% of the Class A Stock and 16.9% of the Class B Stock. This amount includes 3,416,108

Class B shares held by NBar5, over which Mr. Scott has sole voting and dispositive power as its Managing General Partner. Mr. Scott disclaims beneficial ownership of the shares owned by NBar5 except to the extent of his pecuniary interest therein. The shares of Class B Stock held by NBar5 represent 7.57% of the Class A Stock and 16.7% of the Class B Stock. Mr. Scott has sole voting and dispositive power over all other of such shares of Common Stock.

(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2. Shares of Class B Stock transferred to persons other than “permitted transferees” under the Issuer’s Third Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Stock upon transfer.

▪Jeremy Scott received 42,918 shares of Class A Stock on August 2, 2021 as a result of a trust distribution.

(d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Power of Attorney of Ms. Risa K. Scott

99.5*	Power of Attorney of Mr. James R. Scott, Jr.

99.6*	Power of Attorney of Mr. Jonathan R. Scott

99.7*	Power of Attorney of Mr. Jeremy Scott

99.8*	Power of Attorney of Ms. Julie Scott Rose

99.9*	SFFSG Charter dated as of August 12, 2020

99.10*	Scott Family Shareholders’ Agreement dated October 29, 2010

99.11	Support Agreement

99.12	Stockholders’ Agreement

99.13	Letter Agreement

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2021
Date

*
Risa K. Scott

N Bar 5, Limited Partnership

By: *
Name: Jeremy Scott
Title: Managing General Partner

*
James R. Scott

*
John M. Heyneman, Jr.

*
Julie Scott Rose

*
Homer A. Scott, Jr.

*
Susan S. Heyneman

*
James R. Scott, Jr.

*
Jonathan R. Scott

*
Jeremy Scott

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Power of Attorney of Ms. Risa K. Scott

99.5*	Power of Attorney of Mr. James R. Scott, Jr.

99.6*	Power of Attorney of Mr. Jonathan R. Scott

99.7*	Power of Attorney of Mr. Jeremy Scott

99.8*	Power of Attorney of Ms. Julie Scott Rose

99.9*	SFFSG Committee Charter dated August 12, 2020

99.10*	Scott Family Shareholders’ Agreement dated October 29, 2010

99.11	Support Agreement

99.12	Stockholders’ Agreement

99.13	Letter Agreement

*	Previously filed.